United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers on February 29, 2024.

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				91,404,683	2.01%	2.01%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	02/01/24	500,000	67.52727	33,763,634.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	02/02/24	500,000	66.37153	33,185,764.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	02/05/24	500,000	65.65784	32,828,920.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	02/06/24	500,000	66.57098	33,285,490.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				93,404,683	2.06%	2.06%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on February 29, 2024.

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on February 29, 2024.

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				163,379,611	3.60%	3.60%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Santander Investment Securities Inc.	Buy	02/01/24	500,000	13.69998	33,804,693.25
ADS	VALE	J.P. Morgan Securities Inc.	Buy	02/02/24	500,000	13.35040	33,022,881.92
ADS	VALE	J.P. Morgan Securities Inc.	Buy	02/05/24	500,000	13.11450	32,820,993.84
ADS	VALE	Santander Investment Securities Inc.	Buy	02/06/24	500,000	13.42085	33,342,081.27
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				165,379,611	3.64%	3.64%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 8, 2024		Director of Investor Relations